August 11, 2006



Mail-Stop 4561
Via facsimile and U.S. Mail
Mr. James G. Cooley
President and Chief Executive Officer
Citizens Community Bancorp, Inc.
2174 EastRidge Center
Eau Claire, Wisconsin 54701

	Re:  Citizens Community Bancorp, Inc.
                    Amendment No. 2 to Form SB-2 on Form S-1
	        File No. 333-135527
                    Filed August 10, 2006



Dear Mr. Cooley:

      We have reviewed your filing only for the issues related to the comparison of shareholder rights and accounting issues and have the following comments. We have also reviewed your response letter dated
May 12, 2006 addressing our comment letter dated April 24, 2006 regarding your Form 10-KSB for the Fiscal Year Ended September 30, 2005. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form S-1/A filed August 10, 2006
Consolidated Financial Statements```````````
General

1. We note that you filed your interim financial statements for the quarterly period ended June 30, 2006 on August 11, 2006. Please revise your S-1 to include the most recent interim financial statements available. Refer to Rule 3-12 of regulation S-X.

Closing Comments

      As appropriate, please amend your registration statement and Form 10-KSB in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	`
	Any questions regarding the accounting comments may be directed to Lisa Haynes (202) 551-3424 or John P. Nolan at (202) 551-3492.
All other questions may be directed to Michael Clampitt at (202)
551-
3434 or to me at (202) 551-3698.

						Sincerely,




						John P. Nolan
						Accounting Branch Chief



Cc: Martin Meyerwitz, P.C.
       Silver, Freedman & Taff, L.L.P.
       1700 Wisconsin Avenue, NW
       Washington, DC 20007
        Facsimile (202) 337-5502
        Phone (202) 295-4500


Mr. J.G. Cooley
Citizens Community Bancorp, Inc.
Page 2